

May 11, 2005

**via facsimile and U.S. mail**
Kevin Johnson
Principal Accounting Officer
11615 N. Houston, Rosslyn
Houston, TX  77086

>   Re:     **Boots & Coots International Well Control, Inc.**
>              Form 10-K for the year ended December 31, 2004
>              File No. 1-13817

Dear Mr. Johnson:

We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the year ended December 31, 2004**

General

1.      We note from the Recent Developments and MD&A sections of the 10-K that the Company began working on the Restore Iraqi Oil project in Iraq beginning in February 2003, which was prior to the lifting of U.S. economic sanctions against Iraq.  We also note that the Company continued business operations in Iraq after the lifting of U.S. sanctions, but prior to the time the U.S. State Department terminated its designation of Iraq as a state sponsor of terrorism.  In view of the fact that the Company operated in Iraq before U.S. sanctions were removed, and during the period after sanctions were removed, but prior to the time that Iraq was no longer designated as a state sponsor of terrorism by the U.S. State Department, please advise us of the materiality to the Company of its operations in Iraq, and give us your view as to whether those operations constitute a material investment risk for your security holders.  In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

Description of  Business

        Prevention and Response, pages 6 & 7

2.      With respect to your alliance with Global Special Risks, Inc., please clarify your accounting of the business structure.  Expand your disclosure to include a description of the fees, if applicable, paid to Global Special Risks, Inc. in connection with the agreement.  Confirm that no additional fees are generated from clients carrying insurance under the Wellsure Program other than service fees and that fees earned represent less than 10% of your total revenues.

        Halliburton Alliance, page 8

3.      With respect to your alliance with Halliburton Energy Services, please clarify your accounting of the business structure.  Expand your disclosure to include a description of the fees, if applicable, paid to Halliburton in connection with the agreement.  Confirm that revenues earned as a result of the alliance represent less than 10% of your total revenues.

Management's Discussion and Analysis

Results of Operations

Interest Expense and Other Expenses (Income), Including Finance Costs, page 15 & 16

4.       We note that you have classified Reserves for contingent liabilities, Restructuring charges, Settlements, and Loss on sale of fixed assets as Interest Expense and Other Expenses (Income). It appears that these amounts should be included in the calculation of Operating Income/ (Loss). We suggest that you revise the presentation accordingly for all years presented. Please submit draft amendments to your filings.

Controls and Procedures, page 20

5.       We note that your auditors identified "material weaknesses" in conjunction with their audits of the financial statements for the fiscal year ended December 2004. You state that you are "currently enacting changes in policies and procedures to improve and enhance internal controls with regard to deficiencies identified by the auditors." It appears from this statement that the process of putting new internal control objectives into place was ongoing as of the balance sheet date. If true, it is unclear how you were able to certify that disclosure controls and procedures were effective as of the balance sheet date.

      Under Rule 13a-13(c) of Regulation 13A, disclosure controls and procedures are defined as "controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Section II.E of Release No. 34-47986 clarifies that disclosure controls and procedures include some elements of internal control; with the reference stating that the "…evaluation and disclosure requirements will continue to apply to disclosure controls and procedures, including the elements of internal control over financial reporting that are subsumed within disclosure controls and procedures."

      Given the material weaknesses identified by your auditor, there appear to be some internal control issues that would fall within disclosure controls and procedures, as defined. If after giving further consideration to this matter, you believe that some internal controls subsumed within disclosure controls and procedures are impacted by the material weaknesses that were identified, or are otherwise unable to demonstrate that this is not the case, it will be necessary to amend your certifications and disclosures accordingly.

Financial Statements

Statement of Operations, page F-3

6.      We note that you have reported a separate line item for depreciation and amortization on the face of your statement of operations.  If the amount reported as cost of goods sold is exclusive of depreciation and amortization, please expand your disclosure under the cost of goods sold caption and elsewhere in the document where you present cost of sales to comply with the guidance in SAB Topic 11:B.

Statement of Stockholders' Equity (Deficit), page F-4

7.      Given the significance of the balance in fiscal year 2003 of the short swing profit contribution in APIC, please expand your disclosures to include the nature and terms of the transaction as well as clarification as to its presentation in APIC. Please submit draft amendments to your filings.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of amendment(s) to expedite our review.  Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Tracie Towner at (202) 824-5673 or Kim Calder at (202) 942-1879 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 942-1870 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director